SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

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PRO-DEX, INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement if other than the Registrant)

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151 E Columbine Avenue
Santa Ana, California 92707

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NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD NOVEMBER 25, 2002

To the shareholders of Pro-Dex, Inc.:

The Annual Meeting of Shareholders of Pro-Dex, Inc. (the "Company") will be held at the DoubleTree Hotel Santa Ana, 201 E. MacArthur Blvd, Santa Ana, California, on Monday, November 25, 2002, at 8:00 A.M. Pacific Time, for the following purposes:

1. To elect one person to serve as a Class I director of the Company for a term of two years. The Class I nominee for election to the Board is named in the attached Proxy Statement, which is part of this Notice.

2. To elect one person to serve as a Class II director of the Company for a term of three years. The Class II nominee for election to the Board is named in the attached Proxy Statement, which is part of this Notice.

3. To elect one person to serve as a Class III director of the Company for a term of one year. The Class III nominee for election to the Board is named in the attached Proxy Statement, which is part of this Notice.

4. To ratify the appointment of McGladrey & Pullen, LLP as independent public accountants of the Company for the fiscal year ending June 30, 2003.

5. To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

Only shareholders of record at the close of business on October 10, 2002, are entitled to notice of and to vote at the Annual Meeting and at any adjournments of the Annual Meeting.

All shareholders are cordially invited to attend the Annual Meeting in person. Whether or not you plan to attend the Annual Meeting, please sign the enclosed proxy and return it in the enclosed addressed envelope. Your promptness in returning the proxy will assist in the expeditious and orderly processing of the proxy and will assure that you are represented at the Annual Meeting. If you return your proxy card, you may nevertheless attend the Annual Meeting and vote your shares in person.

By Order of the Board of Directors,

PRO-DEX INC.

Santa Ana, California   /s/ George J. Isaac
October 25, 2002   Corporate Secretary



151 E Columbine Avenue
Santa Ana, California 92707
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ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD NOVEMBER 25, 2002

_____

PROXY STATEMENT
_____

SOLICITATION OF PROXIES

The accompanying proxy is solicited by the Board of Directors of Pro-Dex, Inc. (the "Company") for use at the Company's Annual Meeting of Shareholders to be held at the DoubleTree Hotel Santa Ana, 201 E. MacArthur Blvd, Santa Ana, California, on Monday, November 25, 2002, at 8:00 A.M. Pacific Time, and at any and all adjournments thereof. All shares represented by each properly executed and unrevoked proxy received in advance of the Annual Meeting will be voted in the manner specified therein.

Any shareholder has the power to revoke his or her proxy at any time before it is voted. A proxy may be revoked by delivering a written notice of revocation to the Secretary of the Company, by submitting prior to or at the annual meeting a later dated proxy executed by the person executing the prior proxy, or by attendance at the Annual Meeting and voting in person by the person executing the proxy.

This proxy statement, the accompanying proxy card and the Company's Annual Report are being mailed to the Company's shareholders on or about October 25, 2002. The cost of soliciting proxies will be borne by the Company. The solicitation will be made by mail and expenses will include reimbursement paid to brokerage firms and others for their expenses in forwarding solicitation material regarding the Annual Meeting to beneficial owners of the Company's Common Stock. Further solicitation of proxies may be made by telephone or oral communications with some shareholders. The Company's regular employees who will not receive additional compensation for the solicitation will make such further solicitations.

OUTSTANDING SHARES AND VOTING RIGHTS

Only holders of record of the 8,769,200 shares of the Company's Common Stock outstanding at the close of business on October 10, 2002, are entitled to notice of and to vote at the Annual Meeting or any adjournment thereof. One-third of the outstanding shares of common stock, represented in person or by proxy, will constitute a quorum for the transaction of business. All proxies delivered to the Company will be counted in determining the presence of a quorum, including those providing for abstention or withholding of authority and those delivered by brokers voting without beneficial owner instruction and exercising a non-vote on certain matters. Assuming a quorum is present, for Proposals 1, 2 and 3 (the election of directors) the nominee for director for each of the Class I, II, and III positions, respectively, receiving the highest number of affirmative votes will be elected; votes withheld and votes against a nominee have no practical effect. In matters other than election of directors, assuming that a quorum is present, the affirmative votes of a majority of the shares represented and voting at a meeting (which shares voting affirmatively also constitute at least a majority of the required quorum) is required for approval; in such matters, abstentions and broker non-votes are not counted. Proposal 4 (the ratification of our independent auditors) requires the affirmative vote of the holders of a majority of our shares present in person or represented by proxy and entitled to vote at our annual meeting. Each shareholder will be entitled to one vote, in person or by proxy, for each share of Common Stock held of record on the record date.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of October 10, 2002 by (i) each person known by the Company to beneficially own more than 5% of the outstanding shares of Common Stock, (ii) each of the Company's current directors, (iii) each of the Named Executive Officers (as hereinafter defined), and (iv) all current directors and Named Executive Officers of the Company as a group:

Name of Beneficial Owner[1]	Number of Shares of Common Stock Beneficially Owned[2]	Percent of Common Stock Beneficially Owned[3]
Ronald G. Coss	2,386,104[5]	26.9%
Kent E. Searl	781,729[4]	8.8%
George J. Isaac	104,500[5]	1.2%
Frank H. Zagar	0	0%
Michael A. Mesenbrink	0	0%
Mark P. Murphy	0	0%
Patrick Johnson	350,000[5]	3.8%
Gary G. Garleb	98,505[5]	1.1%
Jeffrey J. Ritchey	5,000[5]	*
All Named Executive Officers and directors as a group (8 persons)	2,944,109[5]	31.3%

* less than one percent (1%)

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* Less than 1%.

1. Unless otherwise indicated, the address is c/o Pro-Dex, Inc., 151 E. Columbine Avenue, Santa Ana, California 92707.

2. Unless otherwise indicated, to the Company's knowledge, the persons named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property and similar laws, where applicable.

3. Applicable percentage ownership is based on 8,769,200 shares of Common Stock outstanding as of October 10, 2002. Any securities not outstanding but subject to options exercisable as of October10, 2002 or exercisable within 60 days after such date are deemed to be outstanding for the purpose of computing the percentage of outstanding Common Stock beneficially owned by the person holding such options but are not deemed to be outstanding for the purpose of computing the percentage of Common Stock beneficially owned by any other person.

4. Mr. Searl owns of record 341,600 shares of Common Stock, fully vested warrants to acquire 99,000 shares of Common Stock and 19,900 shares of convertible Preferred Stock (convertible share-for-share into Common Stock at any time). Mr. Searl is an officer and director of Professional Sales Associates, Inc. ("PSA") and may be deemed to beneficially own PSA's shares which includes 250,000 shares of Common Stock and 58,229 shares of Preferred Stock convertible share-for-share into Common Stock at any time and fully vested warrants to acquire 13,000 shares of Common Stock owned of record by PSA.

5. Includes shares of Common Stock subject to stock warrants and options which were exercisable as of October 10, 2002 or exercisable within 60 days after October 10, 2002, and are as follows: Mr. Coss, 100,000 shares, Mr. Isaac, 100,000 shares; Mr. Johnson, 350,000 shares; Mr. Garleb, 98,505 shares; Mr. Ritchey, 5,000 shares and all directors and Named Executive Officers as a group, 653,505 shares.

BENEFICIAL SHAREHOLDINGS OF DIRECTORS, OFFICERS, AND OWNERS OF MORE THAN 5% OF PREFERRED STOCK

The following table sets forth certain information with respect to the beneficial ownership of the Company's Preferred Stock as of October 10, 2002 by (i) each person known by the Company to beneficially own more than 5% of the outstanding shares of Series A Preferred Stock, (ii) each of the Company's current directors and nominees for director, (iii) each of the Named Executive Officers (as hereinafter defined), and (iv) all current directors and Named Executive Officers of the Company as a group:

Name of Beneficial Owner[1]	Number of Shares of Preferred Stock Beneficially Owned[2]	Percent of Preferred Stock Beneficially Owned[3]
Kent E. Searl	78,129	100.0%
Richard N. Reinhardt	58,229 [4]	74.5%
Professional Sales Associates, Inc. 1070 Century Drive, Suite 201 Louisville, CO 80027	58,229	74.5%
All Named Executive Officers and directors as a Group (8 persons)	0	0 %

1. Unless otherwise indicated, the address is c/o Pro-Dex, Inc., 151 E. Columbine Avenue, Santa Ana, California 92707.

2. Unless otherwise indicated, to the Company's knowledge, following the conversion of the Preferred Stock, the persons named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property and similar laws, where applicable.

3. Applicable percentage ownership is based on 78,129 shares of Preferred Stock outstanding as of October 10, 2002.

4. Includes 58,229 shares owned of record by Professional Sales Associates, Inc. ("PSA"). Messrs. Searl and Reinhardt are officers and directors of PSA and may be deemed to beneficially own PSA's shares. Mr. Searl, individually, owns of record 19,900 shares (25.5% of the outstanding shares of Preferred Stock). Mr. Reinhardt owns no shares of Preferred Stock individually.

ELECTION OF DIRECTORS

(Proposals Nos. 1, 2 and 3)

The Company's Articles of Incorporation provide for the classification of the Company's Board of Directors. The Board of Directors, which currently is composed of five (5) members, is divided into three (3) classes. Generally, absent earlier resignation of a Class member, one Class stands for re-election at each annual meeting of shareholders. The Board of Directors currently is comprised of two Class I directors (George J. Isaac and Michael A. Mesenbrink), one Class II director (Frank H. Zagar), and two Class III directors (Mark P. Murphy and Ronald G. Coss). The term of the Class I directors expires in 2004. The term of the current Class II director expires in 2002. The term of the Class III directors expires in 2003. In October 2002, the Board eliminated a vacant Class II director's position reducing the Board size from six to five.

During the period since the last annual shareholders meeting, two directors resigned from the Company's Board. The Board subsequently appointed Messers. Mesenbrink and Murphy to fill such vacancies and each serve as a nominee for the Class I and III positions, respectively. Colorado law requires that directors appointed by the Board to fill a vacancy shall be subject to approval by the shareholders at the next annual meeting of shareholders.

Mr. Zagar is not standing for re-election as a Class II director; the Board has nominated Valerio L. Giannini for this position. Upon election at the 2002 annual meeting, the term of the Class II director next expires in 2005.

As a result of the Company's staggered Board, and the remaining term of their respective Classes, the director elected to the Class I seat shall serve for a term of two years, the Class II seat for a term of three years, and the Class III seat for a term of one year, respectively, from the date of the 2002 Annual Meeting, and in each case, until their respective successors are duly elected and qualified.

Certain information with respect to the three nominees who will be presented at the Annual Meeting by the Board of Directors for election as directors is set forth below. Although it is anticipated that each nominee will be available to serve as a director, should any nominee become unavailable to serve, the proxies will be voted for such other person as may be designated by the Company's Board of Directors.

Unless the authority to vote for directors has been withheld in the proxy, the persons named in the enclosed proxy intend to vote at the Annual Meeting for the election of the nominees presented below. In the election of directors, assuming a quorum is present, the nominee for such Class receiving the highest number of votes cast at the meeting will be elected director. As a result, proxies voted to "Withhold Authority" and broker non-votes will have no practical effect upon the election of directors, although proxies specifying "Withhold Authority" will be counted for purposes of determining whether a quorum is present, as will proxies delivered by brokers voting without beneficial owner instruction and exercising a non-vote on certain matters.

DIRECTORS

Set forth below is certain information with respect to the Company's continuing directors and director nominees.

Name	Age	Position with Company	Class	Class Expiration Year
Ronald G. Coss	65	Director and Chairman of the Board	Class III	2003
Mark P. Murphy	43	Director and Nominee [1]	Class III	2003
George J. Isaac	57	Director and Secretary	Class I	2004
Michael A. Mesenbrink	55	Director and Nominee [1]	Class I	2004
Valerio L. Giannini	64	Nominee	Class II	2005

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(1) Member of the Audit and Compensation Committees

The Board of Directors is of the opinion that the ratification of and the election to our Board of the Class I, Class II, and Class III nominees identified below who have consented to serve if elected, would be in the Company's best interests. The names of the Class I, Class II and Class III Board nominees to be elected, respectively, are Michael A. Mesenbrink, Valerio L. Giannini, and Mark P. Murphy.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" ELECTION OF EACH OF THE NOMINEES NAMED BELOW AS CLASS I, CLASS II AND CLASS III DIRECTORS, RESPECTIVELY.

Michael A. Mesenbrink (55), Class I nominee, served in 2001 as President, CEO, and a director of Innovation Sports, an international sports medicine company and prior to that served as Sr. Vice President of Mobile P.E.T. Systems (OTC.BB:MBPT), a public company providing services to hospitals for cancer detection. In 1997 he founded a nutriceutical company, Meridian Health & Nutrition that manufactures and distributes micronutrients and enzyme products. In 1990 he founded Electrosci, Inc. where he served as Chairman and CEO to develop industrial water treatment products licensing to other companies. Mr. Mesenbrink has an extensive background in developing and commercializing proprietary technologies. Previously, Mr. Mesenbrink held positions in sales, marketing and product development in cardiovascular, surgery, and radiology products. Prior to entering health care, Mr. Mesenbrink was a marine biologist conducting research in water chemistry and marine biology. Mr. Mesenbrink received a BA degree in Zoology/Chemistry from San Jose State University in 1970 and did postgraduate studies at the Menai Bridge Ocean Science Laboratories at the University of Wales in the United Kingdom.

Valerio L. Giannini (64), Class II nominee, is currently and since 1995 has been a principal of Newcap Partners, a Los Angeles based private investment banking firm. He previously served as a division president of the Geneva Companies, then a subsidiary of Chemical Bank. Mr. Giannini joined Geneva from Cumberland Investment Group; a New York based private investment banking partnership. Prior to his service with Cumberland Investment Group, he held appointments as Director of White House Operations, Deputy Special Assistant to the President for Administration and as Deputy Assistant Secretary of Commerce for Productivity and Product Technology. Mr. Giannini was also previously with the Corporate Planning Division of IIT Research Institute (Chicago) and the Corporate Finance department of Kidder, Peabody & Co. in New York. Mr. Giannini holds a BSE from Princeton University. He has also served as CEO or COO of four smaller public companies and two subsidiaries of public companies in transition. Mr. Giannini currently serves on the Board of Directors of Dudek & Associates and iMet Technologies, both privately held companies.

Mark P. Murphy (43), Class III nominee, is the Chief Operating Officer and a director of Kyocera Tycom Corporation, a manufacturing company that develops and sells precision rotary cutting tools to the international printed circuit board industry. Its 500 employees operate out of North America, Japan and China. Mr. Murphy began with Tycom in 1985 as Executive Vice President and Chief Financial Officer and was promoted to Chief Operating Officer in January of 2000. Mr. Murphy's career includes 17 years as a senior corporate executive, having held the top positions in sales, finance, and operations. Mr. Murphy earned a BA in Business Administration and an MBA in Finance from California State University at Fullerton. He became a California Certified Public Accountant in 1983.

CONTINUING DIRECTORS

Ronald G. Coss (65), Class III Director and Chairman of the Board, founded Micro Motors, Inc. ("Micro Motors") in 1971 and served as its Chairman from the date of its organization until its acquisition by the Company in 1995. Mr. Coss was the primary engineer in the development and invented the technologies of Micro Motor's original products, which are the subject of the patents now owned by Micro Motors.

George J. Isaac (57), Class I Director and Secretary, served as a consultant to the Company and its predecessor since 1978, and became a member of the Company's Board of Directors in July 1995 and was the Company's prior Chief Financial Officer. Mr. Isaac is a Certified Public Accountant and was a principal in the certified public accounting firm of Joseph B. Cohan and Associates, Worcester, Massachusetts. Mr. Isaac is a director of Professional Sales Associates, Inc. ("PSA") and Commerce Bank & Trust.

BUSINESS EXPERIENCE OF KEY MANAGEMENT OF SUBSIDIARIES

Set forth below is information concerning certain key management personnel of the Company and its operating subsidiaries.

Patrick L. Johnson (41), was named the Company's Chief Executive Officer and President in September 2002, and joined the Company's Micro Motors subsidiary as Vice President and General Manager in March 2000. Mr. Johnson has significant experience in dental manufacturing, having served as General Manager of Analytic Endodontics, Inc. (a division of Sybron Dental) from 1997 to 2000 and General Manager of Tycom Dental, Inc. from 1996 to 1997, both dental related product manufacturers.

Gary G. Garleb (61), is the President of the Company's Oregon Micro Systems, Inc. ("OMS") subsidiary has served as Vice President and General Manager of OMS since its acquisition by the Company in July 1995. Prior to that time, he served as Vice President of Operations and Manufacturing for Micro Motors from 1974 to 1995.

Jeffrey J. Ritchey (39), was named the Company's Treasurer and Chief Financial Officer in July 2002, and joined the Company's Micro Motors subsidiary as Controller in August 2001. Mr. Ritchey has significant financial management experience, having served from 1997 to 2001 as Controller and Finance Director of Tycom, Inc. and from 1990 to 1997 in Corporate and operational positions at Hughes Electronics and DIRECTV (subsidiaries of General Motors). Mr. Ritchey received a M.S. degree in Finance from the University of Arizona and is a Chartered Financial Analyst ("CFA") charterholder.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Pursuant to the merger of Micro Motors with the Company's subsidiary in 1995, Ronald G. Coss entered into a Non-Competition Agreement, pursuant to which he is to be paid $1 million over five years, with payment commencing on the termination of his employment agreement with the Company in the sixth year after closing. Due to the fact that the term of Mr. Coss' employment with the Company had been extended, the Board of Directors and Mr. Coss agreed that the Company's performance obligations under the Non-Competition Agreement be extended to commence on September 30, 2001. There were $200,000 of payments made to Mr. Coss pertaining to the Non-Competition Agreement in the year ending June 30, 2002, leaving a balance of $800,000 to be paid through the year ending June 30 2006. In addition, the Company received $121,600 pertaining to a note receivable from Mr. Coss, leaving a balance of $486,400 to be received through the year ending June 30 2006. Mr. Coss' employment agreement ended in June 2002.

Micro Motors leased its offices and manufacturing facility in Santa Ana, California from Ronald G. Coss, at a monthly rental of $29,816 until June 30, 2001. Effective July 1, 2001, the Company continued to lease such facilities on a reduced square footage basis from Mr. Coss for a term of five years at a monthly rate of $12,385. The Company's management believes that the monthly rental is comparable to rents charged for comparable properties in the market area. In January 2002, Mr. Coss sold the buildings and assigned the lease to an unrelated third party.

In August 2001, the Company entered into a Remediation Expense Allocation Agreement with Mr. Coss as owner and landlord of certain portions of the Santa Ana, California premises upon which the Company previously conducted business. The Company and Mr. Coss have terminated the lease concerning such premises. Under the terms of the Remediation Agreement, the Company was to pay up to $150,000 of certain environmental remediation expenses concerning the premises, with Mr. Coss responsible for expenses in excess of such amount. In addition, the Company agreed to pay, annually, up to $5,000 of the ongoing environmental monitoring expenses for a period equal to the earlier of five years from the date of the agreement or receipt of a certificate of clearance from the county agency governing such matters. The remediation work was completed in June 2002 for approximately $57,000, and no additional monitoring was deemed necessary by the government regulators.

The Company's shareholders have approved a Director's Stock Option Plan (the "Directors' Plan") pursuant to which non-employee directors may be granted options to purchase shares of the Company's Common Stock. In accordance with the Directors' Plan's provisions, the Board of Directors previously adopted a policy to grant each outside director an initial option to purchase 20,000 shares of Common Stock on the date of his commencement of service as a director and an option to purchase 15,000 shares annually, exercisable at the closing price on each anniversary date of such service. The maximum term of each option is ten years.

During the fiscal year ended June 30, 2002, two of the Company's current Directors, Messrs. Coss, and Isaac, were each granted options to purchase 20,000 shares and 100,000 shares of common stock, respectively, exercisable at weighted average share prices of $0.66 and $0.80 per share, respectively. During the fiscal year ended June 30, 2002, three of the Company's directors, Messrs. Hovee, Zagar, and Brown, were each granted options to purchase 100,500 shares, 320,000 shares, and 18,000 shares of common stock, respectively, exercisable at weighted average share prices of $0.83, $0.82, and $0.81 per share, respectively. The options fully vest after 6 months and expire 90 days from the termination of the directors' service on the Company's Board of Directors. Due to their resignations, Mr. Hovee's options expire in December 2002, if unexercised, and Mr. Brown's options have expired.

Mr. Hovee, a prior director of the Company, entered into a consulting agreement with the Company in October 2002. The agreement has a three year term to provide services on an as needed basis. As compensation for the agreement, Mr. Hovee received 65,000 warrants with a three year term at an exercise price of $0.54.

LEGAL PROCEEDINGS

The Company is a party to various legal proceedings incidental to its business, none of which are considered by the Company to be material.

BOARD OF DIRECTORS MEETINGS AND RELATED MATTERS

During the fiscal year ended June 30, 2002, the Board of Directors held six meetings and there were eight actions by unanimous written consent. No director attended less than 75% of the aggregate of all meetings of the Board of Directors and all meetings of committees of the Board of Directors upon which he served.

The Board of Directors has an Audit Committee that consists of two independent Board members, Michael A. Mesenbrink, and Mark P. Murphy and one non-employee, but non-independent member, Frank H. Zagar. If elected to the Board of Directors, it is anticipated that Mr. Giannini will be elected to the Audit Committee filling Mr. Zagar's position. The Audit Committee will then be comprised entirely of non-employee, independent directors operating under a written charter adopted by the Board of Directors. The duties of the Audit Committee include meeting with the independent public accountants of the Company to review the scope of the annual audit and to review the quarterly and annual financial statements of the Company before the statements are released to the Company's shareholders. The Audit Committee also evaluates the independent public accountants' performance and makes recommendations to the Board of Directors as to whether the independent public accounting firm should be retained by the Company for the ensuing fiscal year. In addition, the Audit Committee reviews the Company's internal accounting and financial controls and reporting systems practices. The Audit Committee held two meetings during the fiscal year ended June 30, 2002.

The Board of Directors has a Compensation Committee that consists of two independent Board members, Michael A. Mesenbrink and Mark P. Murphy. If elected to the Board of Directors, it is anticipated that Mr. Giannini will be elected to the Compensation Committee. The Compensation Committee is responsible for (i) ensuring that senior management will be accountable to the Board through the effective application of compensation policies and (ii) monitoring the effectiveness of both senior management and the Board (including committees thereof). The Compensation Committee establishes compensation policies applicable to the Company's executive officers. The Compensation Committee held five meetings during the fiscal year ended June 30, 2002.

The Board of Directors serves as the Company's Nominating Committee. In such capacity it is responsible for identifying, recommending and nominating candidates to the Board of Directors. The Board will consider candidate nominees for election as director who are recommended by shareholders. Recommendations should be sent to the Secretary of the Company and should include the candidate's name and qualifications and a statement from the candidate that he or she consents to being named in the Proxy Statement and will serve as a director if elected. In order for any candidate to be considered by the Board and, if nominated, to be included in the Proxy Statement, such recommendation must be received by the Secretary on or before the date of record preceding the annual meeting at which directors will be elected by the shareholders.

Directors of the Company who are also employees of the Company are not compensated for their services as directors or committee members. Directors of the Company who are not also employees receive a fee of $3,000 per quarter plus $1,000 per board meeting, plus $750 per each day of committee meetings attended, together with reasonable expenses of attendance at committee meetings. The Secretary receives a fee of $3,000 per quarter plus $1,500 per board meeting plus $750 per each day of committee meetings attended. The Chairman of the Board receives a fee of $4,000 per quarter plus $1,500 per Board meeting, plus $1,000 per each day of committee meetings attended, plus reimbursement for medical insurance up to $500 per month.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

No other director or executive officer of the Company serves as an officer, director or member of a compensation committee of any other entity for which an executive officer or director thereof is also a member of the Company's Board of Directors.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Articles of Incorporation, as amended, and indemnification agreements entered into between the Company and its directors and officers require the Company to indemnify these officers and directors to the fullest extent permitted by applicable law against liabilities incurred in connection with their duties as our officers and directors. These indemnification rights may extend to liabilities under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

COMPENSATION OF EXECUTIVE OFFICERS AND MANAGEMENT

The following table sets forth certain compensation information for the three fiscal years ended June 30, 2002, 2001 and 2000, respectively, by the Chief Executive Officer and the other highest paid executive officers of the Company (up to four) serving as such at the end of the 2002 fiscal year whose aggregate total annual salary and bonus for such year exceeded $100,000 (the "Named Executive Officers").

SUMMARY COMPENSATION TABLE

| Name and Principal Position | Fiscal Year | Annual Compensation | | | Long Term Compensation |
		Salary	Bonus	All Other Compensation [1]	Securities Underlying Stock Options
Frank Zagar [2]	2002	$37,700	-	$75,835	320,000
Chief Executive Officer	2001	-	-	-	-
and President	2000	-	-	-	-
Ronald G. Coss	2002	$302,977 [3]	-	$15,448	-
Director and Chairman of	2001	$283,067 [3]	-	$39,517	-
the Board	2000	$363,275	-	$52,142	-
Patrick Johnson [4]	2002	$155,357	$15,000	$17,214	187,500
President, Micro	2001	$144,000	$15,000	$10,227	-
Motors, Inc.	2000	$ 32,500	$15,000	$2,573	-
Gary G. Garleb	2002	$132,497	$34,450	$16,706	89,000
President, Oregon	2001	$146,697	$34,450	$16,535	-
Micro Systems, Inc.	2000	$130,000	-	$13,659	-
Jeffrey J. Ritchey [5]	2002	$78,923	-	$4,909	40,000
Controller, Micro	2001	-	-	-	-
Motors, Inc.	2000	-	-	-	-

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(1)   Consists of: (i) for Mr. Zagar, $72,069 in consulting fees prior to his employment by the Company, $3,766 in health insurance and related benefits, (ii) for Mr. Coss, automotive reimbursement, professional fee reimbursement, dental and health insurance policy benefits, and $1,750 in matching contributions made by the Company under the Company's 401(k) plan during each of 2001, and 2000, (iii) for Mr. Johnson, $9,000 in automotive reimbursement in 2002, and $8,214, $10,227 and $2,573 of health insurance and related payments for the years 2002, 2001 and 2000, respectively, (iv) for Mr. Garleb, health insurance and related payments and matching contributions made by the Company under the Company's 401(k) plan of $2,116 in 2002 and $1,750 for each of 2001 and 2000, and, (v) for Mr. Ritchey, health insurance and related payments.

(2)   Mr. Zagar commenced employment with the Company August 2001, as a consultant, was hired as an employee as of January 2002, and resigned as Chief Executive Officer and President at the end of August 2002 having concluded his Board assignments in their entirety.

(3)   Consists of salary of $192,154 in 2002 and $200,000 in 2001, and of payments for prior period salaries owed to Mr. Coss of $110,823 in 2002 and $83,067 in 2001.

(4)   Mr. Johnson commenced employment with the Company April 2000 and was named President and Chief Executive Officer as of September 2002.

(5)   Mr. Ritchey commenced employment with the Company in August 2001, and was named Treasurer and Chief Financial Officer as of July 2002. Mr. Ritchey's current annual rate of pay is $110,000.

OPTION / WARRANT INFORMATION

The following table provides information with respect to option and warrant grants (if any) in fiscal year 2002 to the Named Executive Officers.

Name	Number of Securities Underlying Options Granted (#)	Percent of Total Options Granted to Employees and Directors in Fiscal Year (%)[1]	Exercise or Base Price ($/Share)	Expiration Date
Frank Zagar	300,000	28.1%	$0.82	12/31/11
Frank Zagar	20,000	1.9%	$0.99	10/25/11
Patrick Johnson	75,000	7.0%	$0.81	12/31/11
Patrick Johnson	112,500	10.6%	$0.81	12/31/11
Gary G. Garleb	89,000	8.3%	$0.81	12/31/11
Jeffrey J. Ritchey	20,000	1.9%	$1.12	07/31/11
Jeffrey J. Ritchey	20,000	1.9%	$0.81	12/31/11

(1)   Based on options to purchase 1,066,000 shares of Common Stock granted to employees and directors during the fiscal year ended June 30, 2002

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

The following table provides information on option exercises in fiscal 2002 by the Named Executive Officers and unexercised options held by each of them at the close of such fiscal year. No options were exercised during such period and there were no unexercised in the money options on the last trading day of the fiscal year.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year End		Value of Unexercised In-The-Money Options at Fiscal Year End	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Frank Zagar	0	$0	20,000	300,000	$0	$0
Ronald G. Coss	0	$0	100,000	0	$0	$0
Gary G. Garleb	0	$0	98,505	89,000	$0	$0
Patrick Johnson	0	$0	150,000	162,500	$0	$0
Jeffrey J. Ritchey	0	$0	0	40,000	$0	$0

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information about the Company's common stock that may be issued upon the exercise of options under all of our equity compensation plans as of June 30, 2002.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights	Number of Securities Remaining Available for Future Issuance
	(a)	(b)	(c)
Equity Compensation Plans Approved by Security Holders			
● Employee Plan	1,251,005	$1.27	248,995
● Director Plan	368,500	$1.29	131,500
Equity Compensation Plans Not Approved by Security Holders	--	--	--
Total	1,619,505	$1.28	380,495

EMPLOYMENT CONTRACTS AND CHANGE IN CONTROL ARRANGEMENTS

Mr. Johnson has an Employment Agreement ("Employment Agreement") with the Company dated April 3, 2000 (as amended September 6, 2002), that details the terms of his employment as the Company's President and Chief Executive Officer. The term of the Employment Agreement was originally from April 3, 2000 until June 30, 2003 and has been extended until June 30, 2005, subject to customary termination provisions for breach and "cause" events. Thereafter, Mr. Johnson's employment shall continue on an at-will basis until terminated at the option of either party upon sixty (60) days prior written notice. His base rate of pay, commencing September 1, 2002, is $175,000 per annum and, in connection with the execution of the amendment of his Employment Agreement he was granted 300,000 stock options, 200,000 of which are exercisable immediately at $0.35 per share and 100,000 are exercisable commencing September 6, 2004 at $1.42 per share. In addition, Mr. Johnson receives vacation, car allowance, medical, disability and dental benefits and is eligible to participate in the Company's bonus plan for key employees. If Mr. Johnson is terminated without "cause" during the term of his employment, he shall be entitled to compensation under its terms for the remainder of the employment term. The Employment Agreement may be terminated by either party, upon sixty (60) days notice, if a Change of Control shall have occurred, and Mr. Johnson shall be entitled to (i) his salary and (ii) to the extent permitted by the Company's insurance policies, insurance benefits for a period of one year from the date of termination. In the event such insurance coverage is not available, then Mr. Johnson shall be provided reimbursement for the acquisition of a policy or policies providing substantially similar coverage for such one year period. In addition, upon a Change in Control, the unvested portion of Mr. Johnson's stock options shall immediately vest. "Change in Control" is defined to mean either one of the following: (i) when any "person," as such term is used in Sections 13(d) and 14(d) of the Exchange Act (other than a shareholder of the Company on the date of the Agreement), the Company, a subsidiary or a Company Employee Benefit Plan, (including any trustee of such Plan acting as trustee) becomes, after the date of the Agreement, the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 35% or more of the combined voting power of the Company's then outstanding securities; or (ii) the occurrence of a transaction requiring shareholder approval, and involving the sale of all or substantially all of the assets of the Company or the merger of the Company with or into another corporation.

Mr. Zagar, a director and former officer of the Company, began serving as Chief Executive Officer of the Company on a month to month basis at the rate of $15,000 per month beginning in August 2001, was hired on a full time basis at an annual rate of $160,000 beginning January 2002, and ended his employment as of August 2002. Mr. Zagar was paid $50,633 in August 2002 for the full amount of salary deferred from fiscal year 2002. Mr. Zagar is not standing for reelection.

Mr. Coss was the Vice Chairman of the Board and Chief Technical Officer of the Company until November 2001. Thereafter, Mr. Coss became the Chairman of the Board. Mr. Coss entered into an employment agreement with the Company for his services until June 30, 2002 at the rate of $200,000 per year which, upon expiration, was not renewed.

For options and warrants other than those discussed above, the Board of Directors, as the administrator of the Company's 1994 Employee Stock Option Plan and Director Stock Option Plan, has the discretion to accelerate any outstanding options held by the employees and directors in the event of an acquisition of the Company by a merger or asset sale in which the outstanding options under each such plan are not to be assumed by the successor corporation or substituted with options to purchase shares of such corporation.

REPORT OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

The Company applies a consistent philosophy to compensation for all employees, including senior management. This philosophy is based on the premise that the achievements of the Company result from the coordinated efforts of all individuals working toward common objectives. The Company strives to achieve those objectives through teamwork that is focused on meeting the expectations of customers and shareholders.

Compensation Philosophy

The goals of the compensation program are to align compensation with business objectives and performance, and to enable the Company to attract, retain and reward executive officers that contribute to the long-term success of the Company. The Company's compensation program for executive officers is based on the same four principles applicable to compensation decisions for all employees of the Company:

- The Company pays competitively. The Company is committed to providing a pay program that helps attract and retain highly qualified people in the industry. To ensure that pay is competitive, the Company regularly compares its pay practices with those of other leading companies of similar size and sets its pay parameters based on this review.

- The Company pays for relative sustained performance. Executive officers are rewarded based upon corporate performance, business unit performance and individual performance. Corporate performance and business unit performance are evaluated by the Board of Directors by reviewing the extent to which strategic and business plan goals are met, including such factors as revenues, operating profit and cash flow.

- The Company strives for fairness in the administration of pay and to achieve a balance of the compensation paid to a particular individual with the compensation paid to other executives both inside the Company and at comparable companies.

- The Company believes that employees should understand the performance evaluation and pay administration process. The process of assessing performance is as follows:

  1. At the beginning of the performance cycle, the Chief Executive Officer or other evaluating manager sets objectives and key goals.

  2. The evaluating manager gives the employee ongoing feedback on performance.

  3. At the end of the performance cycle, the manager objectively and subjectively evaluates the accomplishment of objectives/key goals.

  4. The manager compares the results to the results of peers within the Company.

  5. The evaluating manager communicates the comparative results to the employee.

  6. The comparative result affects decisions on salary and, if applicable, bonus and, if applicable, stock options.

Compensation Vehicles

The Company has historically used a compensation program that consists of cash and equity based compensation.

The vehicles are:

Salary. The Company sets base salary for its employees by reviewing the base salary for competitive positions in the market in order to attract, retain, and motivate highly talented individuals at all levels in the organization.

Bonus. The Company utilizes incentive compensation plans for selected employees to reward achievement of key objectives and goals.

Employee Stock Option Program. The purpose of this program is to provide additional incentives to selected employees to work to maximize shareholder value. The Board of Directors makes all stock option grants. Stock options generally are granted with an exercise price equal to the fair market value of the underlying Common Stock on the date of grant and vest in equal annual installments over a four-year period.

BOARD OF DIRECTORS COMPENSATION COMMITTEE

Michael A. Mesenbrink   Mark P. Murphy

AUDIT COMMITTEE REPORT

The Audit Committee reports to and acts on behalf of the Board of Directors in providing oversight to the financial management, independent auditors, and financial reporting procedures of the Company. The Company's management is responsible for preparing the Company's financial statements and the independent auditors are responsible for auditing those statements. In this context, the Audit Committee has reviewed and discussed the audited financial statements contained in the 2002 Annual Report on Form 10-KSB with management and the independent auditors.

The Audit Committee has discussed with the independent auditors the matters required to be discussed by the Statement on Auditing Standards No. 61 ("Communication with Audit Committees"), as amended. The Audit Committee has received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as amended, and has discussed with the independent auditors their independence. In concluding that the auditors are independent, the Committee considered, among other factors, whether the non-audit services provided by McGladrey & Pullen, LLP were compatible with maintaining their independence.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-KSB for the year ended June 30, 2002, for filing with the Securities and Exchange Commission.

The Audit Committee has recommended the appointment of McGladrey & Pullen, LLP and its affiliate RSM McGladrey, Inc. to serve as the Company's independent auditors for the year ended June 30, 2003, subject to shareholder ratification.

AUDIT COMMITTEE

Michael A. Mesenbrink   Mark P. Murphy   Frank H. Zagar

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Under Section 16(a) of the Securities Exchange Act of 1934, as amended, the directors and officers of the Company and any person who owns more than ten percent of the Company's Common Stock are required to report their initial ownership of the Company's Common Stock and any subsequent changes in that ownership to the Securities and Exchange Commission ("SEC") and the NASDAQ Small Cap Market. Officers, directors and greater than 10% shareholders are required by SEC regulations to furnish the Company with copies of all forms they file in accordance with Section 16(a). Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no Forms 5 were required for those persons, the Company believes that, during the fiscal year ended June 30, 2002, its officers, directors and greater than 10% shareholders complied with all filing requirements applicable to such persons, except for late filings as follows: Mr. Hovee was issued 65,000 warrants on August 15, 2002, and the Form 4 was filed October 10, 2002, Mr. Johnson was issued 300,000 options on September 6, 2002, and the Form 4 was filed October 10, 2002, Mr. Mesenbrink was issued 20,000 options on August 22, 2002, and the Form 4 was filed October 10, 2002, Mr. Ritchey was issued 60,000 options on September 27, 2002, and the Form 4 was filed October 4, 2002.

RATIFICATION OF INDEPENDENT PUBLIC ACCOUNTANTS

(Proposal No. 4)

The Board of Directors has appointed the firm of McGladrey & Pullen, LLP, its independent public auditors during the fiscal year ended June 30, 2002, to serve in the same capacity for the year ending June 30, 2003, and is asking the shareholders to ratify this appointment by the holders of a majority of the shares represented either in person or proxy at the Annual Meeting. In the event that the shareholders do not ratify the selection of McGladrey & Pullen, LLP as the Company's independent public accountants, the Board of Directors will consider the selection of another independent public accounting firm.

Representatives of McGladrey & Pullen, LLP are expected to be present at the annual meeting, and will have the opportunity to make a statement if such representative desires to do so, and will be available to respond to appropriate questions.

ACCOUNTING FEES

Aggregate fees billed to the Company by McGladrey & Pullen, LLP during the year ended June 30, 2002 are as follows:

Audit fees $168,000

Tax Services and Planning fees..$ 52,000

All other fees ....$ 23,000

(a)   Includes fees for the audit of our annual financial statements for the year ended June 30, 2002, and the reviews of the condensed financial statements included in our quarterly reports on Forms 10-Q for the year ended June 30, 2002.

(b)   The Audit Committee has considered whether the provision of these services is compatible with maintaining the principal accountant's independence.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF MCGLADREY & PULLEN, LLP TO SERVE AS OUR INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING JUNE 30, 2003.

ANNUAL REPORT

The Company's Annual Report containing audited financial statements for the fiscal years ended June 30, 2002 accompanies this Proxy Statement. Such report is not incorporated herein and is not deemed to be a part of this proxy solicitation material.

PROPOSALS OF SHAREHOLDERS

Pursuant to Rule 14a-8 of the Securities and Exchange Commission, proposals by shareholders which are intended for inclusion in the Company's proxy statement and proxy and to be presented at the Company's next Annual Meeting must be received by the Company by June 27, 2003, in order to be considered for inclusion in the Company's proxy materials. Such proposals should be addressed to the Company's Secretary and may be included in next year's proxy materials if they comply with certain rules and regulations of the Securities and Exchange Commission governing shareholder proposals. The Shareholder Notice must also comply with certain other requirements set forth in the Company's Bylaws, a copy of which may be obtained by written request delivered to the Company's Secretary.

OTHER MATTERS

The Board of Directors knows of no other matters which will be acted upon at the Annual Meeting. If any other matters are presented properly for action at the Annual Meeting or at any adjournment thereof, it is intended that the proxy will be voted with respect thereto in accordance with the best judgment and in the discretion of the proxy holder.

OUR SHAREHOLDERS ARE URGED TO COMPLETE, SIGN AND RETURN PROMPTLY THE ACCOMPANYING PROXY CARD IN THE ENCLOSED ENVELOPE.

By Order of the Board of Directors,

PRO-DEX, INC.

/s/ George J. Isaac
Corporate Secretary

Santa Ana, California
October 25, 2002

SHAREHOLDERS MAY OBTAIN FREE OF CHARGE A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-KSB FOR THE FISCAL YEAR ENDED JUNE 30, 2002, (WITHOUT EXHIBITS) AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY WRITING TO: INVESTOR RELATIONS, PRO-DEX, INC., 151 E. COLUMBINE AVE, SANTA ANA, CALIFORNIA 92707 OR CALL (714) 708-5250.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD NOVEMBER 25, 2002

The undersigned hereby appoints George J. Isaac and Ronald G. Coss, and each of them, individually, the attorney, agent and proxy of the undersigned, each with the power to appoint his substitute, to represent and vote, as designated below, all shares of common stock of Pro-Dex, Inc. held of record by the undersigned on October 10, 2002, at the annual meeting of shareholders to be held at the DoubleTree Hotel Santa Ana, 201 E. MacArthur Blvd, Santa Ana, California 92707 on November 25, 2002, at 8:00 a.m., local time, and at any and all adjournments thereof.

1. To elect one Class I director as follows:

FOR approval of the election of Class I nominee listed below.	WITHHOLD AUTHORITY to vote for Class I nominee listed below.

Michael A. Mesenbrink

2. To elect one Class II director as follows:

FOR approval of the election of Class II nominee listed below.	WITHHOLD AUTHORITY to vote for Class II nominee listed below.

Valerio L. Giannini

3. To elect one Class III director as follows:

FOR approval of the election of Class III nominee listed below.	WITHHOLD AUTHORITY to vote for Class III nominee listed below.

Mark P. Murphy

4. To ratify the appointment of McGladrey & Pullen LLP as our independent auditors for the fiscal year ending June 30, 2003 (circle one).

FOR AGAINST ABSTAIN

5. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting or any adjournment thereof.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR Proposals 1, 2, 3 and 4.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

Dated:_____, 2002

Name:_____

Common Shares:_____

_____
Signature

_____
Signature (if jointly held)

Please sign exactly as name appears in the records of Pro-Dex, Inc. When shares are held by joint tenants, both should sign. When signing as attorney, as executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

End of Filing